

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2013

<u>Via E-mail</u>
Scott M. Settersten
Chief Financial Officer and Assistant Secretary
Ulta Salon, Cosmetics & Fragrance, Inc.
1000 Remington Blvd., Suite 120
Bolingbrook, Illinois 60440

> **Re: Ulta Salon, Cosmetics & Fragrance, Inc.**
> **Form 10-K for the Fiscal Year Ended February 2, 2013**
> **Filed April 3, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 24, 2013**
> **Form 10-Q for the Fiscal Quarter Ended August 3, 2013**
> **Filed September 12, 2013**
> **File No. 001-33764**

Dear Mr. Settersten:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Mara L. Ransom

                                    Mara L. Ransom
                                    Assistant Director